UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ATOMIC GUPPY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

04961M 10 0

(CUSIP Number)

July 28, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04961M100	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Atlantic Lynx Corporation, I.R.S. Identification No. 27-0516962
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,000,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON* CO

CUSIP No. 04961M100	13G	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christina Rosario
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		✓
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 04961M100	13G	Page 4 of 6 Pages

Item 1.

(a)

Name of Issuer:

Atomic Guppy, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

14911 Quorum Drive, Suite 140
Dallas, Texas 75254

Item 2.

(a)

Name of Person Filing:  Atlantic Lynx Corporation and Christina Rosario

(b)

Business Address:

4581 Weston Road, Suite 302

Weston, Florida  33331

(c)

Citizenship: Florida Corporation and individual citizen of USA

(d)

Title of Class of Securities: Atomic Guppy, Inc. Common Stock, par value $0.001

(e)

CUSIP Number 04961M 10 0

Item 3.

Not applicable.

Item 4.

 Ownership

(a)

Amount beneficially owned:  10,000,000 shares owned by Atlantic Lynx Corporation.. Christina Rosario owns 100% of Atlantic Lynx Corporation.

(b)

Percent of class:  6.1%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 10,000,000 shares.

(ii)

Shared power to vote or to direct the vote 10,000,000 shares.

(iii)

Sole power to dispose or to direct the disposition of 10,000,000 shares.

(iv)

Shared power to dispose or to direct the disposition of 10,000,000.

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Not applicable.

CUSIP No. 04961M100	13G	Page 5 of 6 Pages

Item 8.

Identification and Classification of Members of the Group.

10,000,000 shares are owned of record by Atlantic Lynx Corporation. Christina Rosario owns 100% of Atlantic Lynx Corporation.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

(a)

Not applicable.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04961M100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 31, 2009
Date

Atlantic Lynx Corporation

	By:	/s/ Christina Rosario
Christina Rosario, President

/s/ Christina Rosario
Christina Rosario